[Letterhead of Sutherland Asbill & Brennan LLP]

December 24, 2013

VIA EDGAR

Dominic Minore, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TICC Capital Corp.
Post-Effective Amendment No. 6 to the Registration Statement on Form N-2, Filed November 1, 2013 (File No. 333-183605)

Dear Mr. Minore:

On behalf of TICC Capital Corp. (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on December 19, 2013 with respect to Post-Effective Amendment No. 6 to the Company’s registration statement on Form N-2 (File No. 333-183605), filed with the Commission on November 1, 2013 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s response. Where revisions to the Prospectus are indicated in the Company’s responses set forth below, such revisions have been included in Post-Effective Amendment No. 7 to the Registration Statement, filed concurrently herewith.

General

1.	Please describe to the Staff the types of debt securities that the Company may issue off of the Registration Statement. Please confirm to the Staff that prior to initiating any offering off of the Registration Statement of “non-routine” debt securities, the Company will provide to the Staff for expedited review the preliminary prospectus supplement relating to such offering.

The Company respectfully refers the Staff to the “Description of Our Debt Securities” section of the Prospectus for a description of the types of debt securities that the Company may offer, issue and sell pursuant to the Registration Statement. As noted in the above-referenced disclosure and as indicated in the Form of Base Indenture filed as an exhibit to the Registration Statement, the Company may generally offer, issue and sell debt securities pursuant to the Registration Statement in the form of notes that may or may not be rated and/or listed on a national securities exchange, and that may have either fixed or floating interest rates. In addition, while such notes may contain a provision that permits the conversion of such debt securities into common stock of the Company, the value of such conversion feature may not exceed 10% of the overall value of such notes at the time of issuance in accordance with Bunker Hill Income Sec. (SEC No-Action Letter, pub. avail. Oct. 29, 1982). The Company further confirms to the Staff that it does not intend to issue any other types of debt securities pursuant to the Registration Statement, other than the notes described above.

Dominic Minore, Esq.

December 24, 2013

Prospectus Cover Page

2.	Please confirm that the substance of the disclosure included on the cover page of the Prospectus, except the information included in paragraphs 2, 3 and 4 thereof which relates to offerings in general, will be included on the cover page of any prospectus supplement.

The Company confirms that the substance of the above-referenced disclosure will be included on the cover page of any prospectus supplement pertaining to the Registration Statement.

3.	Disclose, if true, that a material amount of the Company’s debt investments accrue payment-in-kind (PIK) interest and briefly discuss the related risks.

The Company advises the Staff on a supplemental basis that it believes that the amount of PIK interest that it currently accrues from its debt investments is not a material amount. For example, for the nine months ended September 30, 2013, the Company accrued PIK interest income of approximately $1.8 million, which represented less than 5% of the net investment income that the Company recorded during this period.

4.	Please disclose that the securities in which the Company invests will generally be considered below investment grade, which are also known as junk securities, and that the Company’s debt investments may contain interest reset provisions that may make it more difficult for the borrower to repay the loan, which could result in a loss or a substantial amount of unpaid principal and interest due upon maturity.

The Company has revised the disclosure set forth on the cover page and in the “Summary” and “Business” sections of the Prospectus in response to the Staff’s comment.

5.	Please clarify in the “Fees and Expenses” section that the total annual expense amount includes the expenses of the Company’s consolidated wholly-owned subsidiaries, and that the expenses of such subsidiaries will be borne indirectly by the Company’s shareholders.

The Company has revised the disclosure set forth in the “Fees and Expenses” section of the Prospectus in response to the Staff’s comment.

6.	Please clarify in footnote 4 to the “Fees and Expenses” section of the Prospectus that “gross assets” is the same as the “total assets” referenced in the Company’s Consolidated Statements of Assets and Liabilities or clarify the distinction between these two terms.

Dominic Minore, Esq.

December 24, 2013

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

7.	Please revise the introductory paragraph of the “Risk Factors” section to include the specific language contained in Item 8.3.a of Form N-2.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

8.	Please note in the “Portfolio Companies” section of the Prospectus whether each investment has a fixed or a variable interest rate. For any investments that have a variable interest rate, please specify the applicable method for calculating the interest rate in footnote disclosure.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

9.	Please explain to the Staff what constitutes the “distributions in excess of investment income” referenced under “Net Assets” in the Company’s Consolidated Statements of Assets and Liabilities. We may have further comments.

The Company advises the Staff on a supplemental basis that distributions in excess of investment income represent the cumulative excess of distributions to shareholders over net investment income, as adjusted at year-end to reflect permanent differences between financial and tax reporting. These adjustments are calculated and recorded at each year-end, not on an interim basis. The adjustments made to reflect the permanent differences between financial and tax reporting for the fiscal year ended December 31, 2012 are disclosed in Note 11 to the Company’s consolidated financial statements.

Because federal income tax regulations differ from accounting principles generally accepted in the United States, distributions in accordance with tax regulations may differ from net investment income and realized gains recognized for financial reporting purposes. Differences may be permanent or temporary. Permanent differences are reclassified among capital accounts in the financial statements to reflect their tax character. Temporary differences arise when certain items of income, expense, gain or loss are recognized at some time in the future. Differences in classification may also result from the treatment of short-term gains as ordinary income for tax purposes.

* * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Jonathan H. Cohen / TICC Capital Corp.
John J. Mahon, Esq. / Sutherland Asbill & Brennan LLP